December 12, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:        Publix Super Markets, Inc.

  Form 10-K

  Filed February 28, 2011

  File No. 0-00981

Dear Ms. Thompson:

This letter is in response to your letter dated November 18, 2011. The Company requested an extension until December 16, 2011 to respond to the comments and received your approval for this extension. A letter confirming the request for the extension and the agreed upon response date was filed through EDGAR on November 21, 2011. Your letter provides comments regarding certain disclosures contained in Publix Super Markets, Inc.’s (the Company) 2010 Form 10-K. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold.

Form 10-K for the Fiscal Year Ended December 25, 2010

(6) Retirement Plans, page 37

1.

We have reviewed your response to comment five in our letter dated September 16, 2011. Please revise future filings to disclose your expense recognition method for ESOP contributions, including how you determine the amount contributed.

The Company will revise its future filings and expects to modify the language similar to the following under Note 6 to the Consolidated Financial Statements:

(6)    Retirement Plans

The Company has a trusteed, noncontributory Employee Stock Ownership Plan (ESOP) for the benefit of eligible employees. The Company recognizes an expense related to the Company’s discretionary contribution to the ESOP based on a percent of net earnings before taxes that is approved by the Board of Directors each year. ESOP contributions can be made in Company common stock or cash. Compensation expense recorded for contributions to this plan was $XXX,XXX,000, $253,093,000 and $234,336,000 for 2011, 2010 and 2009, respectively.

2.

We have reviewed your response to comment six in our letter dated September 16, 2011. Please revise future filings to disclose how you determine the fair value of your common stock. We believe that it is possible to discuss information regarding your valuations without divulging privileged information or information detrimental to your company and/or shareholders. Please provide us with your revised disclosures.

The Company will revise its future filings and expects to modify the language similar to the following under Item 5:

Item 5.    Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a)    Market Information

The Company’s common stock is not traded on an established securities market. Therefore, substantially all transactions of the Company’s common stock have been among the Company, its employees, former employees, their families and the benefit plans established for the Company’s employees. The Company’s common stock is made available for sale only to the Company’s current employees through the Company’s Employee Stock Purchase Plan (ESPP) and to participants of the Company’s 401(k) Plan. In addition, common stock is made available under the Employee Stock Ownership Plan (ESOP). Common stock is also made available for sale to members of the Company’s Board of Directors through the Non-Employee Directors Stock Purchase Plan (Directors Plan). The Company currently repurchases common stock subject to certain terms and conditions. The ESPP, 401(k) Plan, ESOP and Directors Plan each contain provisions prohibiting any transfer for value without the owner first offering the common stock to the Company. The Company serves as the registrar and stock transfer agent for its common stock.

Because there is no trading of the Company’s common stock on an established securities market, the market price of the Company’s common stock is determined by its Board of Directors. As part of the process to determine the stock value, an independent valuation is obtained. The process includes comparing the Company’s financial results to those of comparable companies that are publicly traded (“comparable publicly traded companies”). The purpose of the process is to determine a value for the Company’s common stock that is comparable to the stock value of comparable publicly traded companies by considering both the results of the stock market and the relative financial results of comparable publicly traded companies.

The market prices for the Company’s common stock for 2011 and 2010 were as follows:

	2011	2010
January - February	$19.85	16.30
March - April	20.90	17.35
May - July	21.65	18.50
August - October	22.05	18.45
November - December	20.20	19.85

We hope this letter resolves your comments on the Company’s Form 10-K for the fiscal year ended December 25, 2010. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips

David P. Phillips

Chief Financial Officer and Treasurer

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